October 31, 2024

Brian Webb-Walsh
Chief Financial Officer
NCR Voyix Corp
864 Spring Street
Atlanta, GA 30308

        Re: NCR Voyix Corp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-00395
Dear Brian Webb-Walsh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Kelli Sterrett